Exhibit 99.7

Archer Limited – Financial Calendar 2012

20|12|2011
Hamilton, Bermuda (December 20, 2011)

Archer Limited plans to release its financial statements on the following dates in 2012:

•	29 February 2012 – Preliminary fourth quarter and financial year 2011 results

•	31 May 2012 – First quarter 2012 results

•	31 August 2012 – Second quarter 2012 results

•	30 November 2012 – Third quarter 2012 results

 Please be advised that the dates are subject to change.

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)